

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Peter A. Ragauss
Senior Vice President and Chief Financial Officer
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

     Re: Baker Hughes Incorporated
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed February 26, 2010

Dear Mr. Ragauss:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director